SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

QUINPARIO ACQUISITION CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

74874R 11 6

(CUSIP Number of Class of Securities)

Jeffry N. Quinn

Chairman, President and Chief Executive Officer

12935 N. Forty Drive, Suite 201

St. Louis, Missouri 63141

(314) 548-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

David Alan Miller, Esq.

Jeffrey M. Gallant, Esq.

Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, NY 10174

(212) 818-8800

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$6,900,000	$888.72

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 9,200,000 warrants to purchase common stock at the tender offer price of $0.75 per warrant.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $128.80 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $888.72	Filing Party: Quinpario Acquisition Corp.
Form or Registration No.: Schedule TO-I	Date Filed: May 6, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

Quinpario Acquisition Corp. (the “Company” or “Quinpario” or “we”, “us” or “our”) hereby amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed by Quinpario with the Securities and Exchange Commission (the “SEC”) on May 6, 2014. The Schedule TO relates to Quinpario’s offer to purchase for cash up to 9,200,000 of Quinpario’s warrants, each to purchase one share of common stock (the “Warrants”), at a price of $0.75 per Warrant, net to the seller in cash, without interest (the “Purchase Price”) for an aggregate purchase price of up to $6,900,000. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated May 6, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”).

This Amendment No. 2 to the Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Only those items reported in this Amendment No. 2 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the related Letter of Transmittal remains unchanged.

This Amendment No. 2 should be read in conjunction with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC.

Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented as follows:

1. The second sentence in the first paragraph under the section “Summary Term Sheet and Questions and Answers—The Offer—Are there any conditions to the Offer?” on page 4 of the Offer to Purchase is hereby deleted and replaced with the following:

“If (i) the Purchase Agreement is terminated for any reason, (ii) redemptions by the Company’s stockholders (as described in the Proxy Statement) would cause us to maintain less than $115.0 million in the Trust Account at closing of the Business Combination or (iii) prior to the Expiration Date, the Business Combination has not been consummated (collectively, the “Business Combination Condition”), we will terminate the Offer and will promptly return any Warrants, at our expense, that were delivered pursuant to the Offer upon the expiration or termination of the Offer.”

2. The references to “on the same date as the completion of the Business Combination” on pages 4, 11 and 30 of the Offer to Purchase are hereby replaced with “after the completion of the Business Combination”.

3. The first paragraph under the section “Risk Factors” on page 7 of the Offer to Purchase is hereby deleted and replaced with the following:

“You should carefully consider the following risk factors in addition to the other information included in this Offer to Purchase and the annexes hereto before you decide whether to tender Warrants in the Offer. You also should carefully consider the risk factors relating to the Business Combination and the Purchase Agreement found in the Preliminary Proxy Statement and the risk factors related to our business, results of operations and financial condition prior to the consummation of the Business Combination found in our Annual Report on Form 10-K, filed with the SEC on March 7, 2014. We caution you not to place undue reliance on the forward-looking statements contained in this Offer to Purchase and the annexes hereto, which are subject to such risks factors and speak only as of the date of this Offer to Purchase. However, in accordance with Rule 13e-4 under the Exchange Act, if there are any material changes in the information contained in this Offer to Purchase or the annexes hereto, including in any forward-looking statements, we will disclose the changes promptly to you in a manner reasonably calculated to inform you of the changes.”

4. The first bullet point after the second paragraph in the section entitled “The Offer—Section 6. Conditions of the Offer” on page 17 of the Offer to Purchase is hereby deleted and replaced with the following:

“•	at any time on or after the commencement of the Offer and before the Expiration Date, there has been instituted or is pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that (i) in our reasonable judgment, seeks directly or indirectly to materially delay, restrain or prohibit or otherwise materially adversely affect the making of the Offer or the acquisition of some or all of the Warrants pursuant to the Offer, or (ii) in our reasonable judgment, makes it inadvisable to proceed with the Offer or with acceptance for payment; or”

5. The second bullet point after the second paragraph in the section entitled “The Offer—Section 6. Conditions of the Offer” on page 18 of the Offer to Purchase is hereby deleted and replaced with the following:

“•	(i) the Purchase Agreement is terminated for any reason, (ii) redemptions by the Company’s stockholders (as described in the Proxy Statement) would cause us to maintain less than $115.0 million in the Trust Account at closing of the Business Combination or (iii) prior to the Expiration Date, the Business Combination has not been consummated, which are sometimes collectively referred to herein as the “Business Combination Condition.””

6. The following three sentences are hereby appended to the third paragraph in the section entitled “The Offer—Section 6. Conditions of the Offer” on page 18 of the Offer to Purchase:

“The parties to the Purchase Agreement, however, may waive the conditions to closing the Business Combination, including the condition that at least $115.0 million remain in the Trust Account. Furthermore, the conditions to the Offer are not identical to the conditions to the Business Combination contained in the Purchase Agreement. For these reasons, there may be circumstances under which we could terminate the Offer and not accept any Warrants for payment, but still close the Business Combination with Jason.”

7. The last paragraph in the section entitled “The Offer—Section 6. Conditions of the Offer” on page 18 of the Offer to Purchase is hereby deleted and replaced with the following:

“The conditions referred to above are for our sole benefit with respect to the Offer and may be asserted by us regardless of the circumstances giving rise to any condition, and may be waived by us, in whole or in part, at any time and from time to time in our discretion until the Offer shall have expired or been terminated. Our failure at any time to exercise the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time until the Offer shall have expired or been terminated. However, once the Offer has expired, then all of the conditions to the Offer must have been satisfied or waived. In certain circumstances, if we waive the conditions described above, we may be required to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties, subject to the Warrant holders’ right to challenge any determination by us in a court of competent jurisdiction. A non-appealable determination with respect to such matter by a court of competent jurisdiction will be final and binding upon all persons.”

8. The following paragraphs are hereby inserted after the first paragraph in the section entitled “The Offer—Section 8. Source and Amount of Funds” on page 19 of the Offer to Purchase:

“It is a condition to closing under the Purchase Agreement that at least $115.0 million remain in the Trust Account at the closing of the Business Combination. The aggregate Purchase Price to be paid to the Warrant holders will not be deducted from the amount held in the Trust Account in determining whether this condition is satisfied or whether clause (ii) of the Business Combination Condition is triggered.”

“There is no financing condition to the Offer and there are no alternate financing plans. This is because (i) the Offer, unless earlier terminated, will be extended until after the Business Combination is consummated, (ii) the aggregate Purchase Price for the Warrants will be paid directly from the funds released to the Company from the Trust Account in connection with the Business Combination and (iii) due to the fact that at least $115.0 million must remain in the Trust Account at the closing of the Business Combination, the funds so released to the Company will be sufficient to pay the aggregate Purchase Price.”

9. The first sentence of the fifth paragraph in the section entitled “The Offer—Section 11. Important Information Concerning Quinpario—General” on page 25 of the Offer to Purchase is hereby deleted and replaced with the following:

“Our deadline to complete an initial business combination may be extended by four months up to two times, from December 14, 2014 to April 14, 2015 and from April 14, 2015 to August 14, 2015.”

10. Annex A of the Offer to Purchase is hereby deleted in its entirety and replaced with the preliminary proxy statement filed by the Company on June 4, 2014.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(5)(D)	Current Report on Form 8-K dated March 16, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by Quinpario on March 18, 2014).

(a)(5)(E)	Current Report on Form 8-K dated April 1, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by Quinpario on April 1, 2014).

(a)(5)(F)	Current Report on Form 8-K dated April 1, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by Quinpario on April 2, 2014).

(a)(5)(G)	Current Report on Form 8-K dated April 3, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by Quinpario on April 4, 2014).

(a)(5)(H)	Current Report on Form 8-K dated April 17, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by Quinpario on April 17, 2014).

(a)(5)(I)	Current Report on Form 8-K dated May 6, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by Quinpario on May 6, 2014).

(a)(5)(J)	Current Report on Form 8-K dated May 8, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by Quinpario on May 9, 2014).

(a)(5)(K)	Current Report on Form 8-K dated June 4, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by Quinpario on June 4, 2014).

Item 12 is hereby amended and supplemented by replacing Exhibit (g) with the following:

Exhibit Number	Description

(g)	Preliminary Proxy Statement of Quinpario Acquisition Corp. (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed by Quinpario Acquisition Corp. on March 27, 2014, as amended on May 2, 2014 and June 4, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2014

Quinpario Acquisition Corp.

By:	/s/ Jeffry N Quinn
Name:	Jeffry N. Quinn
Title:	Chairman, President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase dated May 6, 2014.

(a)(1)(B)*	Letter of Transmittal to Tender Warrants.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)	Investor Presentation dated March 18, 2014 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Quinpario Acquisition Corp. on March 18, 2014).

(a)(5)(B)*	Press Release dated May 6, 2014.

(a)(5)(C)*	Press Release dated June 4, 2014.

(a)(5)(D)	Current Report on Form 8-K dated March 16, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by Quinpario on March 18, 2014).

(a)(5)(E)	Current Report on Form 8-K dated April 1, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by Quinpario on April 1, 2014).

(a)(5)(F)	Current Report on Form 8-K dated April 1, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by Quinpario on April 2, 2014).

(a)(5)(G)	Current Report on Form 8-K dated April 3, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by Quinpario on April 4, 2014).

(a)(5)(H)	Current Report on Form 8-K dated April 17, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by Quinpario on April 17, 2014).

(a)(5)(I)	Current Report on Form 8-K dated May 6, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by Quinpario on May 6, 2014).

(a)(5)(J)	Current Report on Form 8-K dated May 8, 2014 and exhibits thereto (incorporated by reference to Current Report on Form 8-K filed by Quinpario on May 9, 2014).

(d)(1)	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.3 to the Form 8-K filed by Quinpario Acquisition Corp. on August 14, 2013).

(d)(2)	Stock Purchase Agreement, dated as of March 16, 2014, by and among Quinpario Acquisition Corp., JPHI Holdings Inc., Jason Partners Holdings Inc., and Jason Partners Holdings LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Quinpario Acquisition Corp. on March 18, 2014).

(d)(3)	Warrant Agreement, dated as of August 8, 2013, between Continental Stock Transfer & Trust Company and Quinpario Acquisition Corp. (incorporated by reference to Exhibit 4.4 to the Form 8-K filed by Quinpario Acquisition Corp. on August 14, 2013).

(d)(4)	Securities Purchase Agreement dated May 31, 2013 between Quinpario Acquisition Corp. and Quinpario Partners I, LLC (incorporated by reference to Exhibit 10.4 the Form S-1 filed by Quinpario Acquisition Corp. on June 19, 2013).

(d)(5)	Placement Unit Subscription Agreement between Quinpario Acquisition Corp. and Quinpario Partners I, LLC (incorporated by reference to Exhibit 10.6 the Form S-1 filed by Quinpario Acquisition Corp. on July 19, 2013).

(d)(6)	Form of Letter Agreement by and between Quinpario Acquisition Corp and certain of its security holders, officers and directors (incorporated by reference to Exhibit 10.7 the Form S-1 filed by Quinpario Acquisition Corp. on July 19, 2013).

(g)	Preliminary Proxy Statement of Quinpario Acquisition Corp. (incorporated by reference to the Preliminary Proxy Statement on Schedule 14A filed by Quinpario Acquisition Corp. on March 27, 2014, as amended on May 2, 2014 and June 4, 2014).

(h)	Not applicable.

*	Previously filed.